Mail Stop 3010

May 15, 2009

Mr. David P. Stockert
President and Chief Executive Officer
Post G.P. Holdings, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

      Re: **Post Apartment Homes, L.P.**
              Form 10-K for the Year Ended December 31, 2008
              Filed March 2, 2009
              Form 10-Q for the Period Ended March 31, 2009
              Filed May 11, 2009
              File No. 0-28226

Dear Mr. Stockert:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies and New Accounting Pronouncements, page 32

1.   The disclosure indicates that for-sale condominium assets under development are evaluated for impairment using the held for investment model (using projected undiscounted cash flows) until construction is completed at which time the held for sale model is used (using discounted projected cash flows). Please describe the methodology the company utilizes to arrive at the projected undiscounted cash flows including the number of years subsequent to the completion of development

that cash flows are projected for. Clarify to what extent current sale prices for developed condominiums are utilized in arriving at the projected undiscounted cash flows.

2.   Please clarify whether the company expects to record impairment charges on for-sale condominium assets that are currently under development once they are completed and are then required to be evaluated under the held for sale model. For example, clarify if projected development costs per unit upon completion are expected to be in excess of selling price per unit less costs to sell, based on current sale transactions.

Form 10-Q for the Period Ended March 31, 2009

Consolidated Balance Sheets, page 22

3.   In future filings, please revise the description of redeemable common units held by persons other than Post Properties, Inc. in the consolidated balance sheets and remove the line item "Noncontrolling interests – non-Company unitholders" in the consolidated statements of operations of Post Apartment Homes, L.P., or tell us how you determined that these securities should be accounted for as noncontrolling interests and cite the authoritative literature upon which you relied.

Note 1. Organization and Significant Accounting Policies, page 26

4.   We note your disclosure that each common unit may be redeemed by the holder for either one share of Post Properties, Inc. common stock or cash, at the option of Post Apartment Homes, L.P. We note that this disclosure is not consistent with the disclosure on page 5, which states that the form of redemption is at the option of Post Properties, Inc. Please clarify the redemption provisions to us and show us how you plan to revise future filings.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant